August 20, 2010

VIA EDGAR AND FACSIMILE

Peggy Kim, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Re:	Westway Group, Inc.
Schedule TO-I
Filed August 9, 2010
File No. 5-82912

Dear Ms. Kim:

Westway Group, Inc. (“Westway”) confirms receipt of the letter dated August 17, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule TO-I. In response to the Staff’s comments, Westway acknowledges that:

(1)	Westway is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	Westway may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WESTWAY GROUP, INC.

/s/ Thomas A. Masilla, Jr.
Thomas A. Masilla, Jr.
Chief Financial Officer